

June 30, 2011

<u>Via Facsimile</u>
Rhonda Nyhus
Vice President and Treasurer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, MO 64030

      Re: NASB Financial, Inc.
              Form 8-K
              Filed May 11, 2011
              File No. 0-24033

Dear Ms. Nyhus:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John P. Nolan

              John P. Nolan
              Senior Assistant Chief Accountant